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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------

                                  SCHEDULE 13D
                           (AMENDMENT NO. 11 -- FINAL)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  BRYLANE INC.
                        --------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                  --------------------------------------------

                         (Title of Class of Securities)

                                   117661 10 8
                         ------------------------------
                                 (CUSIP Number)


                               DAVID A. KATZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
               ---------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)



                                 APRIL 23, 1999
                       -----------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].


                         (Continued on following pages)

                                Page 1 of 5 Pages



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-------------------------------               ----------------------------------
                                    13D
     CUSIP No. 117661 10 8                         Page 2 of 5 Pages
-------------------------------               ----------------------------------

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    1    NAME OF REPORTING PERSON
              PINAULT - PRINTEMPS - REDOUTE S.A.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [   ]
                                                                       (b) [ X ]

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     3   SEC USE ONLY

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    4    SOURCE OF FUNDS*
              BK

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    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

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    6    CITIZENSHIP OR PLACE ORGANIZATION
              FRANCE

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                   7    SOLE VOTING POWER
    NUMBER OF                17,260,615 (SEE ITEM 5)

     SHARES        -------------------------------------------------------------
                   8    SHARED VOTING POWER
  BENEFICIALLY               - 0 -

    OWNED BY       -------------------------------------------------------------

      EACH         9    SOLE  DISPOSITIVE  POWER
                             17,260,615 (SEE ITEM 5)

    REPORTING      -------------------------------------------------------------

   PERSON WITH     10   SHARED DISPOSITIVE POWER
                             - 0 -

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    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              17,260,615   (SEE ITEM 5)

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    12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            [  ]

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    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              100%

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    14   TYPE OF REPORTING PERSON*
              CO

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                      *See instructions before filling out

              This Amendment No. 11 is filed by Pinault-Printemps-Redoute S.A., a societe anonyme organized and existing under the laws of the Republic of France ("PPR"), and amends the Schedule 13D filed on April 13, 1998 by PPR, as previously amended (the "Schedule 13D"). This Amendment No. 11 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Brylane Inc., a Delaware corporation ("Brylane"). This Amendment No. 11 is the final amendment to the Schedule 13D and is filed for informational purposes. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the
Schedule 13D.

              On April 23, 1999, EMPUSA completed the transfer (the "Transfer") of the 8,617,017 Shares of which it was the record owner to Purchaser, resulting in Purchaser being the record owner of 16,837,028 Shares.

              On April 23, 1999, following completion of the Transfer, pursuant to the terms of the Merger Agreement and Section 253 of the General Corporation Law of Delaware, Purchaser merged with and into Brylane (the "Merger").

              Upon consummation of the Merger, Parent beneficially owned 100% of the outstanding capital stock of Brylane.

              On April 23, 1999, Parent issued a press release (the "April 23 Press Release") announcing the consummation of the Merger. A copy of the April 23 Press Release is filed as Exhibit 1 hereto.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.
              --------------------------------

              The following Exhibit is filed as part of this Amendment No. 11 to
Schedule 13D:

Exhibit 1 -   Press Release issued by Pinault-Printemps-Redoute S.A. on April
              23, 1999.


                                       3
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                                    SIGNATURE


              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.


                                       PINAULT-PRINTEMPS-REDOUTE S.A.


                                       By:  /s/ Patrice Marteau
                                            ------------------------------------
                                            Name:  Patrice Marteau
                                            Title: Chief Financial Officer




April 23, 1999

                                  EXHIBIT INDEX


  SEQUENTIAL
  EXHIBIT NO.                      DESCRIPTION                              PAGE


Exhibit 1  -       Press Release issued by Pinault-Printemps-Redoute S.A.
                   on April 23, 1999.










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